FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Copper and Gold Corporation ("Company")

Suite 1200 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2. Date of Material Changes

February 22, 2024 and March 1, 2024

Item 3. News Releases

News releases were disseminated through Canada Newswire on February 22, 2024 and March 4, 2024 and subsequently filed under the Company's profile on SEDAR+.

Item 4. Summary of Material Changes

On February 22, 2024, the Company announced the appointment of Mr. Sandeep Singh as Chief Executive Officer of the Company and the retirement of Mr. Kenneth Williamson from the Company's board and as Interim Chairman. The Company also announced a private placement with Mr. Singh for the purchase of 2,222,222 common shares at a price of C$1.35 per common share for proceeds of approximately $3 million.

On March 4, 2024, the Company announced the closing of the private placement.

Item 5. Full Description of Material Changes

5.1 Full Description of Material Changes

On February 22, 2024, the Company announced the appointment of Mr. Sandeep Singh as Chief Executive Officer of the Company, effective immediately. Mr. Singh will work closely with Dr. Paul West-Sells, who will continue in the role of President in connection with the succession process. Further, Mr. Kenneth Williamson has retired from this role as Director and Interim Chairman. Current board member, Dr. Bill Williams, has taken on the role of Interim Chairman as the Company searches for a replacement.

The Company also announced a private placement (the "Placement") with Mr. Singh for the purchase of 2,222,222 common shares at a price of C$1.35 per common share for proceeds of approximately $3 million. The closing of the Placement was subject to entering into a customary subscription agreement and receipt of approvals of the Toronto Stock Exchange and the NYSE American LLC. The shares issued pursuant to the Placement are subject to a statutory hold period in accordance with applicable Canadian securities laws, later determined to expire on July 2, 2024.

On March 4, 2024, the Company announced the closing of the Placement.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Contact: Varun Prasad

Phone: (604) 638-2512

Item 9. Date of Report

March 4, 2024.